UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Civitas Solutions, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

17887R102

(CUSIP number)

Susanne V. Clark

375 Park Avenue, 11th Floor

New York, New York 10152

Copies to:

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

Attention: Stuart M. Cable

Christian C. Nugent

(617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS Celtic Intermediate Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock (as defined below), calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) based on representations set forth in the Voting Agreement (as defined below), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement (as defined below)).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS Celtic Tier II Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON CO

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS Centerbridge Capital Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

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1.	NAMES OF REPORTING PERSONS Centerbridge Associates III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON PN

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS CCP III Cayman GP Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON OO

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS Mark T. Gallogly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

CUSIP No. 17887R102

1.	NAMES OF REPORTING PERSONS Jeffrey H. Aronson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 19,605,379(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,605,379
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.0%(2)
14.	TYPE OF REPORTING PERSON IN

(1)

Beneficial ownership of 19,605,379 shares of Issuer Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act based on representations set forth in the Voting Agreement described in Item 4 hereof, is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of such Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of such shares of the Issuer Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 36,280,500 shares of Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement).

CUSIP No. 17887R102

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Civitas Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 313 Congress Street, 6th Floor, Boston, Massachusetts 02210.

ITEM 2.	Identity and Background.*

This Schedule 13D is filed by:

a) Celtic Intermediate Corp., a Delaware corporation and wholly-owned subsidiary of CCP III (as defined below) (“Celtic Intermediate”);

b) Celtic Tier II Corp., a Delaware corporation and wholly-owned subsidiary of Celtic Intermediate (“Celtic Tier II”);

c) Centerbridge Capital Partners III, L.P., a Delaware limited partnership (“CCP III”), which may be deemed to have shared voting power with respect to (and therefore beneficially own) the subject shares of Issuer Common Stock by virtue of its ownership of Celtic Intermediate;

d) Centerbridge Associates III, L.P., a Delaware limited partnership (“Centerbridge III GP”), which serves as the general partner of CCP III, and may therefore be deemed to beneficially own the subject shares of Issuer Common Stock;

e) CCP III Cayman GP Ltd., a Cayman Islands exempted company (“CCP III Cayman GP”), which serves as the general partner of Centerbridge III GP, and may therefore be deemed to beneficially own the subject shares of Issuer Common Stock;

f) Mark T. Gallogly, who indirectly, through various intermediate entities, controls CCP III and other Reporting Persons with respect to the subject shares of Issuer Common Stock, and may therefore be deemed to beneficially own the subject shares of Issuer Common Stock; and

g) Jeffrey H. Aronson, who indirectly, through various intermediate entities, controls CCP III and other Reporting Persons with respect to the subject shares of Issuer Common Stock, and may therefore be deemed to beneficially own the subject shares of Issuer Common Stock.

The entities set forth in clauses (a) through (g) are collectively referred to as the “Reporting Persons.” The address of the principal business and principal office of each of the Reporting Persons is 375 Park Avenue, 11th Floor, New York, New York 10152. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Each of Celtic Intermediate and Celtic Tier II was formed on December 14, 2018 solely for the purpose of completing the proposed Merger (as defined below) and each has conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging the related financing. CCP III is a private investment fund principally engaged in the business of making investments in financial instruments. Centerbridge III GP is a private partnership whose principal business is acting as the general partner of CCP III and CCP III Cayman GP is a private company whose principal business is acting as the general partner of Centerbridge III GP.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each Reporting Person is set forth in Schedule I.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 17887R102

ITEM 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in the Voting Agreement (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of Issuer Common Stock by virtue of the execution of the Voting Agreement by Celtic Intermediate, Celtic Tier II and certain stockholders of the Issuer. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this Statement.

Shared voting power with respect to the shares of Issuer Common Stock beneficially owned by the Support Stockholders (defined in Item 4 below) (referred to herein as the “subject shares of Issuer Common Stock”) may be deemed to have been acquired through the execution of the Voting Agreement.

Schedule II lists the names and number of shares of Issuer Common Stock that are beneficially held by each Support Stockholder and subject to this Schedule 13D.

ITEM 4.	Purpose of Transaction.

(a)-(j) The purpose of the Merger is to acquire control of, and the entire equity interest in, the Issuer, as provided in the Merger Agreement and the other transaction documents.

Merger Agreement

On December 18, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Celtic Intermediate and Celtic Tier II. Celtic Intermediate and Celtic Tier II are wholly-owned subsidiaries of CCP III.

The Merger

Pursuant to the Merger Agreement, Celtic Tier II will merge with and into the Issuer, and the Issuer will continue as the surviving corporation and as a wholly-owned subsidiary of Celtic Intermediate (the “Merger”).

Merger Consideration

As a result of the Merger, each share of Issuer Common Stock, outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares held by the Issuer as treasury shares, shares owned by Celtic Intermediate or Celtic Tier II or any of their or the Issuer’s subsidiaries and shares held by any holders who have properly exercised appraisal rights in compliance with Delaware law) will automatically be canceled, extinguished and converted into the right to receive cash in an amount equal to $17.75, without interest thereon (the “Per Share Price”).

Treatment of Issuer Awards

The Merger Agreement provides that, at the Effective Time, each option for a share of Issuer Common Stock (an “Option”), whether vested or unvested, will be cancelled and will become a right to receive an amount in cash, without interest, equal to (1) the amount of the Per Share Price (less the exercise price per share attributable to such Option); multiplied by (2) the total number of shares of Issuer Common Stock issuable upon exercise in full of such Option. The consideration for Options granted prior to December 7, 2018 will be payable on the closing date of the Merger and the consideration for Options granted on or after December 7, 2018 will vest and be payable at the same time as such Option would have vested pursuant to its terms.

CUSIP No. 17887R102

Each time-based restricted stock unit (a “TRSU”), whether vested or unvested, will be cancelled and will become a right to receive an amount in cash, without interest, equal to (1) the amount of the Per Share Price multiplied by (2) the total number of shares of Issuer Common Stock subject to such TRSU. For each TRSU granted prior to December 7, 2018, 50% of the consideration for such TRSU will be payable on the closing date of the Merger and the remaining 50% will generally vest and be payable in accordance with the terms of the TRSU, subject to the holder’s continued service with Celtic Intermediate or an affiliate of Celtic Intermediate (including the surviving corporation of the Merger or its subsidiary) through the applicable vesting dates (or, if earlier than the applicable vesting dates, the amounts will generally be paid in two equal installments on the first and second anniversaries of the closing date of the Merger). For each TRSU granted on or after December 7, 2018, the consideration for such TRSU will, subject to the holder’s continued service with Celtic Intermediate or an affiliate of Celtic Intermediate (including the surviving corporation of the Merger or its subsidiary) through the applicable vesting dates, vest and be payable in accordance with the terms of the TRSU, with no less than 50% vesting and payable on the first anniversary of the closing date of the Merger and any remaining unvested portion vesting and payable on the second anniversary of the closing date of the Merger.

At the Effective Time (i) certain performance-based restricted stock units (“PSUs”) outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled for no consideration, (ii) PSUs granted on December 8, 2017 or March 9, 2018 outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will become a right to receive an amount in cash, without interest, equal to (x) the amount of the Per Share Price; multiplied by (y) the total number of shares of Issuer Common Stock subject to such PSU, with any performance-based vesting conditions deemed achieved based on actual performance during the applicable performance period, which shall be shortened to end on the date immediately prior to the closing date of the Merger, and which amount will be paid on the closing date of the Merger, and (iii) PSUs granted on or after December 7, 2018 outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and will become a right to receive an amount in cash, without interest, equal to (x) the amount of the Per Share Price; multiplied by (y) the total number of shares of Issuer Common Stock subject to such PSU, with any performance-based vesting conditions deemed achieved at target. The consideration in respect of PSUs granted on or after December 7, 2018 will be subject to the same payment terms, conditions and schedule as for the RSUs granted on or after December 7, 2018 (as described in the immediately preceding paragraph).

Board Recommendation

In connection with the approval of the Merger Agreement, the Issuer’s Board of Directors (the “Board”) unanimously resolved to recommend that the stockholders of the Issuer adopt the Merger Agreement in accordance with the General Corporation Law of the State of Delaware.

No Solicitation; Change of Board Recommendation

Under the Merger Agreement, the Issuer and its representatives are subject to a customary non-solicitation provision whereby they are prohibited from soliciting any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to, an acquisition proposal, subject to a customary “fiduciary out” provision that allows the Issuer, under certain circumstances and in compliance with certain obligations, to provide non-public information and engage in discussions and negotiations with respect to an acquisition proposal that would reasonably be expected to lead to a superior proposal. The Board is generally prohibited from withholding, withdrawing, qualifying, amending or modifying its recommendation for the Merger, with certain exceptions, including, upon compliance with the terms and conditions of the Merger Agreement, that the Board may change its recommendation in favor of the adoption of the Merger Agreement and terminate the Merger Agreement to enter into an acquisition agreement for a superior proposal prior to the receipt of the stockholder approval of the adoption of the Merger Agreement.

Representations, Warranties and Covenants

The Issuer and Celtic Intermediate have each made customary representations and warranties in the Merger Agreement. Issuer has agreed to customary covenants in the Merger Agreement, including, among others, covenants to (1) use its reasonable best efforts to conduct its business and operations in the ordinary course of business consistent with past practice between the date of execution and delivery of the Merger Agreement and

CUSIP No. 17887R102

the Effective Time, and (2) not to engage in certain types of actions related to the operation of its business during this period without Celtic Intermediate’s consent. Issuer and Celtic Intermediate each agreed to use reasonable best efforts to take all actions as are necessary to consummate the Merger. Celtic Intermediate agreed to use reasonable best efforts to obtain certain debt financing and Issuer agreed to take actions to cooperate with such efforts.

Closing Conditions

The consummation of the Merger is subject to certain customary conditions, including, but not limited to, (1) receipt of the vote in favor of the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of Issuer Common Stock entitled to vote on the Merger Agreement, (2) expiration of waiting periods (and any extensions thereof), if any, applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (3) the absence of an Issuer material adverse effect and (4) the absence of any law or order prohibiting, making illegal or enjoining the Merger.

Termination; Termination Fees

The Merger Agreement contains certain termination rights, including the right of the Issuer to terminate the Merger Agreement to accept a superior proposal, subject to specified conditions and limitations, and the right of either party to terminate the Merger Agreement if the Merger is not consummated by May 17, 2019. Upon termination of the Merger Agreement by Issuer or Celtic Intermediate upon specified conditions, Issuer will be required to pay Celtic Intermediate a termination fee of $20.0 million, and upon termination of the Merger Agreement by Issuer or Celtic Intermediate under other specified conditions, Celtic Intermediate will be required to pay the Issuer a termination fee of $40.0 million.

Organizational Documents; Directors and Officers

The Merger Agreement provides that Celtic Tier II will be merged with and into the Issuer, and, at the Effective Time, the Issuer’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to the form attached to the Merger Agreement, which will be the certificate of incorporation of the surviving corporation, and the bylaws of Celtic Tier II as in effect immediately prior to the Effective Time will be the bylaws of the surviving corporation, except that such bylaws shall be amended to change the name of the surviving corporation to “Civitas Solutions, Inc.”, and, as so amended, will be the bylaws of the surviving corporation.

At the Effective Time, the directors of the surviving corporation will be the directors of Celtic Tier II as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the surviving corporation until their respective successors are duly elected or appointed and qualified. At the Effective Time, the officers of the surviving corporation will be the officers of the Issuer as of immediately prior to the Effective Time, each to hold office in accordance with the organizational documents of the surviving corporation until their respective successors are duly appointed.

Financing

As described in the Merger Agreement, Celtic Intermediate has obtained financing commitments for the purpose of financing the transactions (including the Merger) contemplated by the Merger Agreement and paying related fees and expenses. CCP III has committed to directly or indirectly capitalize Celtic Intermediate immediately prior to the Effective Time, with an aggregate equity contribution of up to $430.0 million, subject to the terms and conditions set forth in an equity commitment letter (the “Equity Financing”). Goldman Sachs Bank USA, UBS AG, Stamford Branch, RBC Capital Markets LLC and KeyBank National Association, together with certain of their respective affiliates, have agreed to provide Celtic Intermediate, directly or indirectly, with debt financing in an aggregate principal amount sufficient, together with the Equity Financing, to make the payments and pay the expenses in order to consummate the Merger and as otherwise provided in the Merger Agreement, on the terms and conditions set forth in a debt commitment letter.

CUSIP No. 17887R102

The foregoing summaries of the Merger Agreement and the Equity Financing do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Equity Financing, respectively, copies of which are set forth as Exhibit 99.1 and Exhibit 99.2, respectively, attached hereto and are incorporated herein by reference.

Voting Agreement

In connection with entering into the Merger Agreement, Celtic Intermediate, Celtic Tier II and certain of the Issuer’s stockholders (the “Support Stockholders”), entered into a voting agreement, dated as of December 18, 2018 (the “Voting Agreement”), pursuant to which such Support Stockholders have committed to vote their shares of Issuer Common Stock in favor of, and take certain other actions in furtherance of, the transactions contemplated by the Merger Agreement, including the Merger. Each Support Stockholder also granted an irrevocable proxy to Celtic Intermediate and Celtic Tier II to vote such Support Stockholder’s shares of Issuer Common Stock in favor of or against, as applicable, the proposals indicated in the Voting Agreement. None of the Reporting Persons has paid additional consideration to the Support Stockholders or the Issuer in connection with the execution and delivery of the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) an agreement to terminate the Voting Agreement, or (iv) a change of recommendation by the Board pursuant to the Merger Agreement.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Exchange Listing

Following the Merger, the Issuer Common Stock will no longer be traded on the New York Stock Exchange, there will be no public market for the Issuer Common Stock and registration of the Issuer Common Stock under the Exchange Act will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, as of the date of this Report, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)-(b) Prior to December 18, 2018, the Reporting Persons were not beneficial owners, including for purposes of Rule 13d-3 under the Exchange Act, of any shares of Issuer Common Stock or any other securities exchangeable or convertible into the Issuer Common Stock. As a result of the execution and delivery of the Voting Agreement on December 18, 2018, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, certain of the Reporting Persons may be deemed to have shared voting power with respect to (and therefore beneficially own) 19,605,379 shares of Issuer Common Stock, representing approximately 54.0% of the Issuer Common Stock outstanding as of December 17, 2018 (as represented in the Merger Agreement), including as a result of the relationships described in Item 2. Accordingly, the percentage of the outstanding shares that may be deemed beneficially owned by the Reporting Persons is approximately 54.0%.

Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 17887R102

(c) Except as set forth in this Item 5, to the knowledge of the Reporting Persons, no person listed in Schedule I hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

(e) Not Applicable.

CUSIP No. 17887R102

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit 99.4 hereto.

Except as otherwise set forth in this Schedule 13D, including the agreements described and incorporated herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals named in Schedule I hereto and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated December 18, 2018, by and among the Issuer, Celtic Intermediate and Celtic Tier II (Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 19, 2018).

99.2*	Equity Commitment Letter, dated December 18, 2018, by and between CCP III and Celtic Intermediate.

99.3	Voting Agreement, dated as of December 18, 2018, by and among Celtic Intermediate and certain stockholders of the Issuer (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 19, 2018).

99.4*	Joint Filing Agreement, dated as of December 28, 2018, by and between the Reporting Persons.

*	Filed herewith

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2018.

CELTIC INTERMEDIATE CORP.

By:	/s/ Jeremy Gelber
Name: Jeremy Gelber
Title: Authorized Signatory

CELTIC TIER II CORP.

By:	/s/ Jeremy Gelber
Name: Jeremy Gelber
Title: Authorized Signatory

CENTERBRIDGE CAPITAL PARTNERS III, L.P.

By:	Centerbridge Associates III, L.P.,
its general partner

By:	CCP III Cayman GP Ltd.,
its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CENTERBRIDGE ASSOCIATES III, L.P.

By:	CCP III Cayman GP Ltd.,
its general partner

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

CCP III CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name: Susanne V. Clark
Title: Authorized Signatory

MARK T. GALLOGLY

/s/ Mark T. Gallogly
Mark. T. Gallogly

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson
Jeffrey H. Aronson

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of:

1.	CELTIC INTERMEDIATE CORP.

The name and present principal occupation or employment of each director and executive officer of Celtic Intermediate Corp. are set forth below. The business address of each director and executive officer is 375 Park Avenue, 11th Floor, New York, New York 10152. Each director and executive officer is a citizen of the United States.

a. DIRECTORS

Name	Present Principal Occupation or Employment

Jeremy Gelber	Senior Managing Director, Centerbridge Partners, L.P.

Miriam Tawil	Managing Director, Centerbridge Partners, L.P.

b. EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Jeremy Gelber, President	Senior Managing Director, Centerbridge Partners, L.P.

Miriam Tawil, Vice President, Secretary and Treasurer	Managing Director, Centerbridge Partners, L.P.

2.	CELTIC TIER II CORP.

The name and present principal occupation or employment of each director and executive officer of Celtic Tier II Corp. are set forth below. The business address of each director and executive officer is 375 Park Avenue, 11th Floor, New York, New York 10152. Each director and executive officer is a citizen of the United States.

a. DIRECTORS

Name	Present Principal Occupation or Employment

Jeremy Gelber	Senior Managing Director, Centerbridge Partners, L.P.

Miriam Tawil	Managing Director, Centerbridge Partners, L.P.

b. EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

Jeremy Gelber, President	Senior Managing Director, Centerbridge Partners, L.P.

Miriam Tawil, Vice President, Secretary and Treasurer	Managing Director, Centerbridge Partners, L.P.

3.	CENTERBRIDGE CAPITAL PARTNERS III, L.P.

Centerbridge Capital Partners III, L.P. does not have any officers or directors. Centerbridge Associates III, L.P., a Delaware limited partnership, is the general partner of Centerbridge Capital Partners III, L.P.

The business address of Centerbridge Capital Partners III, L.P. is 375 Park Avenue, 11th Floor, New York, New York 10152.

4.	CENTERBRIDGE ASSOCIATES III, L.P.

Centerbridge Associates III, L.P. does not have any officers or directors. CCP III Cayman GP Ltd., a Cayman Islands exempted company, is the general partner of Centerbridge Associates III, L.P. The business address of Centerbridge Associates III, L.P. is 375 Park Avenue, 11th Floor, New York, New York 10152.

5.	CCP III CAYMAN GP LTD.

CCP III Cayman GP Ltd. does not have any officers. The following individuals are the directors of, and have the authority to bind, CCP III Cayman GP Ltd. The business address of each individual is 375 Park Avenue, 11th Floor, New York, New York 10152.

Name	Present Principal Occupation or Employment

Mark T. Gallogly	Managing Principal of Centerbridge Partners, L.P.

Jeffrey H. Aronson	Managing Principal of Centerbridge Partners, L.P.

SCHEUDLE II

Stockholder	Shares
Vestar Capital Partners V, L.P.	14,557,836
Vestar Capital Partners V-A, L.P.	4,003,741
Vestar Capital Partners V-B, L.P.	527,168
Vestar/NMH Investors, LLC	516,634